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                                                                      EXHIBIT-99

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS AND RISK FACTORS

         The Company wishes to take advantage of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and is filing this cautionary statement in connection with such safe harbor legislation. The Company's Form 10-K, this Form 10-Q, any other Form 10-Q, any Form 8-K, other SEC filings, or any other written or oral statements made by or on behalf of the Company may include forward looking statements which reflect the Company's current views with respect to future events and financial performance. The words "believe," "expect," "anticipate," "intend," "forecast," "project," and similar expressions identify forward looking statements.

         The Company wishes to caution investors that any forward looking statements made by or on behalf of the Company are subject to uncertainties and other factors that could cause actual results to differ materially from such statements. These uncertainties and other factors include, but are not limited to, the Risk Factors listed below (many of which have been discussed in prior SEC filings by the Company). Though the Company has attempted to list comprehensively these important factors, the Company wishes to caution investors that other factors may in the future prove to be important in affecting the Company's results of operations. New factors emerge from time to time and it is not possible for management to predict all of such factors, nor can it assess the impact of each such factor on the business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from forward looking statements.

         Investors are further cautioned not to place undue reliance on such forward looking statements as they speak only of the Company's views as of the date the statement was made. The Company undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events, or otherwise.

         Capitalized terms not otherwise defined in this Exhibit 99 shall have the meaning assigned to them in the Form 10-Q.

RISK FACTORS

         Investing in the securities of the Company involves certain risks. In addition to the other information included elsewhere in this Form 10-Q, investors should give careful consideration to the following risk factors that may impact the Company's performance and the price of its stock.

NO ASSURANCE OF PROFITABILITY

         The Company began operations in 1992 and incurred significant operating losses in 1994 and 1995. The Company recorded net earnings of $5.9 million in 1996 and net earnings in 1997 of $9.5 million. However, the Company incurred net losses in the nine month period ended September 30, 1998 of $1.0 million due primarily to charges totaling $15.1 million (approximately $9.6 million, net of income taxes) related to the disposal of the Branch Offices.

         The Company's ability to sustain profitability will depend primarily upon its ability to: (i) expand its revenue generating operations while not proportionately increasing its administrative overhead; (ii) originate and purchase contracts with an acceptable level of credit risk; (iii) effectively collect payments due on the contracts in its portfolio; (iv) locate sufficient financing, with acceptable terms, to fund the expansion of used car sales and the origination and purchase of additional contracts; (v) adapt to the increasingly competitive market in which it operates; (vi) acquire used vehicles for its inventory at acceptable prices; and (vii) properly execute its business strategies. Outside factors, such as the economic, regulatory, and judicial environments in which it operates, will also

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have an effect on the Company's business. The Company's inability to achieve or maintain any or all of these objectives could have a material adverse effect on the Company.

DEPENDENCE ON SECURITIZATIONS

         In recent periods, the Company's earnings (loss) from operations have been significantly impacted by the sales of contract receivables and the earnings (loss) recorded by the Company on the Residuals in Finance Receivables Sold. The Company's ability to successfully complete securitizations in the future may be affected by several factors, including the condition of securities markets generally, conditions in the asset-backed securities markets specifically, and the credit quality of the Company's portfolio. The amount of any gain on sale in connection with securitizations is based upon certain estimates and assumptions, which may not subsequently be realized. To the extent that actual cash flows on a securitization differ materially from the original securitization assumptions, and in the opinion of management those differences appear to be other than temporary in nature, the Company is required to revalue the Residuals in Finance Receivables Sold, and record a charge to earnings based upon the reduction. In addition, the Company records ongoing income based upon the cash flows on Residuals in Finance Receivables Sold. The income recorded on the Residuals in Finance Receivables Sold will vary from quarter to quarter based upon cash flows received in a given period. To the extent that cash flows are deficient, charge offs of finance receivables exceed estimates, or assumptions that were applied to the underlying portfolio are not realized, and in the opinion of management those differences appear to be other than temporary in nature, the Company is required to revalue the Residuals in Finance Receivables Sold, and record a charge to earnings.

         During the year ended December 31, 1997, the Company recorded a charge for continuing operations of $5.7 million ($3.4 million after taxes) against the Residuals in Finance Receivables Sold. The charge resulted from an upward revision in the Company's net charge off assumptions related to the underlying contract portfolios supporting the Company's Residuals in Finance Receivables Sold. Although the Company believes the charge was adequate to adjust the assumptions to a level which will more closely approximate future net losses in the underlying contract portfolio, there can be no assurance in that regard.

         Management is currently evaluating the structure of its securitization transactions and is considering altering the structure of future transactions to recognize the interest income on the loans over the life of the contracts for accounting purposes in lieu of recording gains on the sale of Finance Receivables on the securitization transactions. Historically, gains on sales of Finance Receivables have been material to the Company's reported revenues. Altering the structure of such transactions whereby no gain is recognized at the time of a securitization transaction, would have a material effect on the Company's reported revenues until such time as the Company were to accumulate Finance Receivables on its balance sheet sufficient to generate interest income (net of interest expense) equivalent to the revenues the Company has historically recognized on its securitization transactions.

         UDRC and UDRC II (the Securitization Subsidiaries), are the Company's wholly-owned special purpose "bankruptcy remote" entities. Their assets include Residuals in Finance Receivables Sold and Investments Held in Trust, in the amounts of $44.7 million and $23.4 million, respectively, at September 30, 1998, which amounts would not be available to satisfy claims of creditors of the Company.

DEPENDENCE ON EXTERNAL FINANCING; CASH POSITION

         The Company has borrowed, and will continue to borrow, substantial amounts to fund its operations. In this regard, the Company's operations, are highly capital intensive. Currently, the Company receives financing pursuant to the Revolving Facility with GE Capital, which has a maximum commitment of $125.0 million. Under the Revolving Facility, the Company may borrow up to 65.0% of the principal balance of eligible contracts originated from the sale of used cars, up to 86.0% of the principal balance of eligible contracts previously originated by the Branch Offices, and the lesser of $20 million or 65% of the National Automobile Dealers Association average wholesale Black Book value for eligible vehicle inventory. However, an amount up to $8.0 million of the borrowing capacity under the Revolving Facility is not available at any time when the guarantee of the Company to the Contract Purchaser (defined below under "Risks to the Company Relating to the FMAC Transaction") is in effect. The Revolving Facility is secured by substantially all of the Company's assets. In addition, the Revolving Facility and/or other credit facilities of the Company contain various restrictive covenants that limit, among

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other things, the Company's ability to engage in mergers and acquisitions, incur additional indebtedness, and pay dividends or make other distributions, and also requires the Company to meet certain financial tests. Although the Company believes it is currently in compliance with the terms and conditions of the Revolving Facility, other than the interest coverage ratio and cash flow based interest coverage ratio for which the Company obtained a waiver, and such other facilities, there can be no assurance that the Company will be able to continue to satisfy such terms and conditions or that the Revolving Facility will be extended beyond its current expiration date. In addition, the Company has established a Securitization Program pursuant to which the Company is subject to numerous terms and conditions. Failure of the Company to engage in securitization transactions could have a material adverse effect on the Company.

          The Company's cash and cash equivalents decreased from $3.5 million at December 31, 1997 to $955,000 at September 30, 1998. This decrease is due in large part to the growth of the Cygnet Dealer Program loan portfolio. The Company is currently evaluating its alternatives for the future financing of the Cygnet Dealer Program. On January 28, 1998, the Company borrowed $7 million from Greenwich Capital (the "Greenwich Loan"), the proceeds of which were utilized to reduce the Revolving Facility. The Greenwich Loan was repaid on April 1, 1998. On November 12, 1998, the Company borrowed $15 million for a term of 364 days from Greenwich Capital with an interest rate equal to LIBOR plus 400 basis points, and secured by the stock of the Company's Securitization Subsidiaries. The Company is currently evaluating other longer term financing options. There can be no assurance that any further securitizations will be completed or that the Company will be able to secure additional financing when and as needed in the future, or on terms acceptable to the Company.

POOR CREDITWORTHINESS OF BORROWERS; HIGH RISK OF CREDIT LOSSES

          Substantially all of the contracts that the Company services are with sub-prime borrowers. Due to their poor credit histories and/or low incomes, sub-prime borrowers are generally unable to obtain credit from traditional financial institutions, such as banks, savings and loans, credit unions, or captive finance companies owned by automobile manufacturers. The Company has established an Allowance for Credit Losses, which approximated 18.5% of contract principal balances as of September 30, 1998, to cover anticipated credit losses on the contracts currently in its portfolio. Further, the allowance for credit losses imbedded in the Residuals in Finance Receivables sold as a percentage of the remaining principal balances of the underlying contracts was approximately 24.3% as of September 30, 1998. The Company believes its current Allowance for Credit Losses is adequate to absorb anticipated credit losses. However, there is no assurance that the Company has adequately provided for, or will adequately provide for, such credit risks or that credit losses in excess of its Allowance for Credit Losses will not occur in the future. A significant variation in the timing of or increase in credit losses on the Company's portfolio would have a material adverse effect on the Company.

          Discontinued Operations of the Company include the Cygnet Dealer Program, pursuant to which the Company provides qualified Third Party Dealers with warehouse purchase facilities and operating lines of credit primarily secured by such dealers' retail installment contract portfolios and/or inventory. While the Company requires Third Party Dealers to meet certain minimum net worth and operating history criteria to be considered for inclusion in the Cygnet Dealer Program, the Company will, nevertheless, be extending credit to dealers who may not otherwise be able to obtain debt financing from traditional lending institutions such as banks, credit unions, and major finance companies. Consequently, similar to its other financing activities, the Company will be subject to a high risk of credit losses that could have a material adverse effect on the Company and on the Company's ability to meet its own financing obligations.

DATA PROCESSING AND TECHNOLOGY AND YEAR 2000

         The success of any participant in the sub-prime industry, including the Company, depends in part on its ability to continue to adapt its technology, on a timely and cost-effective basis, to meet changing customer and industry standards and requirements. During the prior year, the Company converted to a new loan servicing and collection data processing system at its Gilbert, Arizona facility which services the Company's Arizona, Nevada, and New Mexico Company Dealership loan portfolios as well as substantially all of the Branch Office loan portfolio. In connection with these conversions, the Company confronted various implementation and integration issues, which management believes resulted in increases in both contract delinquencies and charge offs. Although many of these issues have been resolved, failure to promptly and fully resolve all issues could have a material adverse effect on the Company.

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         The Company services its loan portfolios on loan servicing and collection data processing systems on various platforms. The Company is in the process of converting substantially all of its Continuing Operations loan servicing and collection data processing to a single loan servicing and collection data processing system. Cygnet's loan servicing operations and the Cygnet Dealer Program, both of which are included in Discontinued Operations, are at different stages of converting to a single third party loan servicing platform. Failure to successfully complete either could have a material adverse effect on the Company.

         The Company has commenced a study of its computer systems in order to assess its exposure to Year 2000 issues. The Company expects to make the necessary modifications or changes to its computer information systems to enable proper processing of transactions relating to the Year 2000 and beyond. The Company estimates that it will cost from $1.5 to $2.0 million to modify or replace its existing systems. The Company will evaluate appropriate courses of action, including replacement of certain systems whose associated costs would be recorded as assets and subsequently amortized or modification of its existing systems which costs would be expensed as incurred. However, failure of the Company to fully address and resolve its Year 2000 issues, including modification of its existing systems, replacement of such systems, or other matters could have a material adverse effect on the Company.

         The Company is dependent on its loan servicing and collection facilities as well as long-distance and local telecommunications access in order to transmit and process information among its various facilities. The Company maintains a standard program whereby it prepares and stores off site back ups of its main system applications and data files on a routine basis. Due primarily to the Company's recent acquisitions and significant growth, the Company believes that its current disaster response plan will need to be revised. Although management intends to update the disaster response plan during 1998, there can be no assurance a failure will not occur in the interim or that the plan as revised will prevent or enable timely resolution of any systems failure. Further, a natural disaster, calamity, or other significant event that causes long-term damage to any of these facilities or that interrupts its telecommunications networks could have a material adverse effect on the Company.

LOSS OF DIVERSIFICATION AND EARNINGS FROM THE OPERATIONS OF CYGNET

The separation of Cygnet from the Company's operations would reduce the diversification of current Company operations, could increase the seasonal fluctuation in sales and earnings of the Continuing Company Businesses, and could increase the susceptibility of the Continuing Company Businesses to economic fluctuations inherent in business cycles. The Company's used car sales business is inherently more subject to seasonal fluctuations than are businesses operated by Cygnet. This is principally due to seasonal buying patterns resulting in part from the fact that many of the Company's customers receive income tax refunds during the first half of the year, which are a primary source of down payments on used car purchases. Moreover, because the Company generally sells more cars during the first half of the year, it will have more contracts to securitize during that period, and securitizations have historically been a primary source of earnings for the Company. A large percentage of the 1997 reported earnings of the Company consolidated group is comprised of gain from the sale of the Owned Contracts (defined below under "Risks to the Company Relating to the FMAC Transaction") in the FMAC transaction as well as interest income on loans made by the Company under the DIP Facility (defined below under "Risks to the Company Relating to the FMAC Transaction") and on the Senior Bank Debt (defined below under "Risks to the Company Relating to the FMAC Transaction") in the FMAC transaction, the remaining future earnings, if any, under which would be transferred to Cygnet.

RISKS TO THE COMPANY RELATING TO THE FMAC TRANSACTION

During the pendency of the FMAC bankruptcy proceedings described in the Form 10-Q under the heading "Management's Discussion and Analysis of Results of Operations and Financial Condition of the Continuing Company Business -- Liquidity and Capital Resources -- Transactions Regarding First Merchants Acceptance Corporation", the Company's Discontinued Operations purchased approximately 78% of FMAC's senior bank debt (the "Senior Bank Debt") held by seven members (the "Selling Banks") of FMAC's original nine-member bank group for approximately $69 million, which represented a discount of 10% (the "Discount") of the outstanding principal amount of such debt. Under agreements with the Selling Banks, the Company has agreed to pay the Selling Banks additional consideration up to the amount of the Discount (the "Additional Consideration") if and to the extent the FMAC plan of reorganization provides for and FMAC or any other party subsequently makes a cash payment or issues notes at market rates to certain unsecured creditors and equity holders of FMAC on account of their allowed claims worth an amount in excess of 10% of their allowed claims (collectively, the "Excess Cash").

     One source of cash payments that may in the future be made to unsecured creditors of FMAC is from recoveries on the contracts (the "Owned Contracts") which originally secured the Senior Bank Debt and on certain residual interests (the "B Pieces") in the various securitized loan pools of FMAC after payment of certain prior amounts. Under FMAC's plan of reorganization, such excess recoveries will be shared on the basis of 82 1/2% for the benefit of FMAC and 17 1/2% for the benefit of the Company (the "Excess Collection Split"), subject to certain contingencies that may reduce or eliminate the Company's percentage share therein. However, the Company has the option, to be exercised one time, to distribute shares of Common Stock of the Company (the "Stock Option Shares") to FMAC or, at the request of FMAC and pursuant to its instructions, directly to the unsecured creditors of FMAC, in exchange for FMAC's right to receive all or a portion of distributions under the Excess Collections Split in cash (including both recoveries under the Excess Collections Split from the Owned Contracts and the B Pieces) (the "Stock Option"). To the extent exercised, payments to FMAC's unsecured creditors and equity holders would be reduced, which would reduce the risk of payment of the Additional Consideration to the Selling Banks. The number of Stock Option Shares that the Company will issue would be based on the Company's estimate of the cash distributions expected to be received on FMAC's share of the Excess Collection Split. For purposes of the election, the Stock Option Shares would be valued at 98% of the average of the closing prices for the previous 10 trading days of Company Common Stock (the "Stock Option Value"), which must average at least $8.00 per share.

     After issuance and delivery of the Stock Option Shares, the Company will be entitled to receive FMAC's share of cash distributions under the Excess Collections Split (including both recoveries under the Excess Collections Split from the Owned Contracts and the B Pieces) from and after the exercise date until the Company has received such distributions equal to the Stock Option Value. These distributions would be in addition to the Company's right to receive its share under the Excess Collections Split. Once the Company has received cash distributions equal to the Stock Option Value, FMAC will retain the remaining portion of its share of cash distributions under the Excess Collections Split, if any, in excess of the Stock Option Value.

     In this regard, the ability of the Company to issue the Stock Option Shares is subject to certain contingencies, including the market price of the Company's Common Stock, which is not within the control of the Company, and the ability of the Company to maintain or effect the registration of such shares under the Securities Act. Moreover, even if the Company is able to issue Stock Option Shares, the number of Stock Option Shares issued may not be in a sufficient amount to prevent the Additional Consideration being payable to the Selling Banks. On the other hand, if the Company overestimates the number of Stock Option Shares to be issued, it will cause dilution to the Company's Common Stock without concurrent consideration being received by the Company. Moreover, even if the Stock Option Shares are issued and the cash payments to FMAC's unsecured creditors and equity holders are reduced, there can be no assurance that the Selling Banks will not assert a right to the Additional Consideration.

     Additional risks relating to the FMAC transaction include the following:

     --   The Company has continuing obligations under the DIP Facility. See
"Management's Discussion and Analysis of Results of Operations and Financial Condition of the Continuing Company Businesses -- Liquidity and Capital Resources -- Capital Expenditures and Commitments."

     --   The Company has guaranteed a specified return on the Owned Contracts sold to the Contract Purchaser, subject to a maximum guarantee amount of $10 million.

     --   The Company has agreed in a contingent sharing agreement to pay 10%
of its share of the Excess Collections Split to Financial Security Assurance ("FSA"), the insurer of certain obligations to holders of the senior certificates issued in FMAC's securitization transactions in exchange for certain consents to amendments to documents governing servicing of securitized contracts.
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NEED TO ESTABLISH AND MAINTAIN RELATIONSHIPS WITH THIRD PARTY DEALERS

         Pursuant to the Cygnet Dealer Program, the Company enters into financing agreements with qualified Third Party Dealers. The Company's Third Party Dealer financing activities depend in large part upon its ability to establish and maintain relationships with such dealers. While the Company believes that it has been successful in developing and maintaining relationships with Third Party Dealers in the markets that it currently serves, there can be no assurance that the Company will be successful in maintaining or increasing its existing Third Party Dealer base, or that a sufficient number of qualified dealers will become involved in the Cygnet Dealer Program.

CYGNET DEALER PROGRAM

         The Cygnet Dealer Program provides qualified Third Party Dealers with financing options and revolving lines of credit primarily secured by such dealers' finance receivable portfolios. While the Company will require dealers to meet certain minimum net worth and operating history criteria to be considered for inclusion in the Cygnet Dealer Program, it will, nevertheless, be extending credit to dealers who may not otherwise be able to obtain debt financing from traditional lending institutions such as banks, credit unions, and major finance companies. Under the Cygnet Dealer Program, the dealer remains responsible for collection of the contract payments and retains control of the customer relationship. All cash collections, including regular monthly payments, payoffs, and repurchases are deposited by the dealers into a bank account maintained by the Company. Consequently, the Company will be subject to a high risk of credit losses due to dealer defaults or fraudulent activities, specifically related to the collection, depositing, and reporting of customer payments, which could have a material adverse effect on the Company and on the Company's ability to meet its own financing obligations.

POTENTIAL ISSUANCE OF DILUTIVE SECURITIES

         The Company has granted warrants to purchase a total of approximately
1.5 million shares of Common Stock of the Company to various parties with exercise prices ranging from $6.75 to $20.00 per share. In addition, the Company may be required to issue additional warrants in the future as described in the Form 10-Q under the heading "Management's Discussion and Analysis of Results of Operations and Financial Condition of the Continuing Company Businesses -- Liquidity and Capital Resources -- Reliance Transaction," and may issue the Stock Option Shares in the FMAC transaction as described above under "Risks to the Company Relating to the FMAC Transaction." Such issuances or warrant exercises could prove to be dilutive for the Company's then existing stockholders.

NO ASSURANCE OF SUCCESSFUL ACQUISITIONS

         In 1997, the Company completed three significant acquisitions (Seminole, EZ Plan, and Kars) and intends to consider additional acquisitions, alliances, and transactions involving other companies that could complement the Company's existing business. There can be no assurance that suitable acquisition parties, joint venture candidates, or transaction counterparties can be identified, or that, if identified, any such transactions will be consummated on terms favorable to the Company, or at all. Furthermore, there can be no assurance that the Company will be able to integrate successfully such acquired businesses, including those recently acquired, into its existing operations, which could increase the Company's operating expenses in the short-term and adversely affect the Company. Moreover, these types of transactions by the Company may result in potentially dilutive issuances of equity securities, the incurrence of additional debt, and amortization of expenses related to goodwill and intangible assets, all of which could adversely affect the Company's profitability. As of September 30, 1998, the Company had goodwill totaling approximately $14.6 million, the components of which will be amortized over a period of 15 to 20 years. These transactions involve numerous risks, such as the diversion of the attention of the Company's management from other business concerns, the entrance of the Company into markets in which it has had no or only limited experience, and the potential loss of key employees of the acquired company, all of which could have a material adverse effect on the Company.

HIGHLY COMPETITIVE INDUSTRY

         Although the used car sales industry has historically been highly fragmented, it has attracted significant attention from a number of large companies, including AutoNation, U.S.A. and Driver's Mart, which have entered the used car sales business or developed large used car sales operations. Many franchised new car dealerships have also increased their focus on the used car market. The Company believes that these companies are attracted by the relatively high gross margins that can be achieved in this market and the industry's lack of consolidation. Many of these companies and franchised dealers have significantly greater financial, marketing, and other resources than the Company. Among other things, increased competition could result in increased wholesale costs for used cars, decreased retail sales prices, and lower margins.

         Like the sale of used cars, the business of purchasing and servicing contracts originated from the sale of used cars to sub-prime borrowers is highly fragmented and very competitive. Various companies have increased the competition for the purchase of contracts, in many cases purchasing contracts at prices that the Company believes are not commensurate with the associated risk. There are numerous financial services companies serving, or capable of serving, this market, including traditional financial institutions such as banks, savings and loans, credit unions, and captive finance companies owned by automobile manufacturers, and other non-traditional consumer finance companies, many of which have significantly greater financial and other resources than the Company. Increased competition may cause downward pressure on the interest rates the Company charges on contracts originated by its Company Dealerships or cause the Company to reduce or eliminate the nonrefundable acquisition discount on the contracts it purchases in bulk, which could have a material adverse effect on the Company. Similarly, increased competition may be another reason for a potential Company spin-off to third parties or shareholders of Cygnet's operations, including its third party purchasing and servicing operations, Cygnet Dealer Program, and all or portions of their related portfolios.

GENERAL ECONOMIC CONDITIONS

         The Company's business is directly related to sales of used cars, which are affected by employment rates, prevailing interest rates, and other general economic conditions. While the Company believes that current economic conditions favor continued growth in the markets it serves and those in which it seeks to expand, a future economic slowdown or recession could lead to decreased sales of used cars and increased delinquencies, repossessions, and credit losses that could hinder the Company's business. Because of the Company's focus on the sub-prime segment of the automobile financing industry, its actual rate of delinquencies, repossessions, and credit losses could be higher under adverse conditions than those experienced in the used car sales and finance industry in general.

INDUSTRY CONSIDERATIONS AND LEGAL CONTINGENCIES

         Several major used car finance companies have announced major downward adjustments to their financial statements, violations of loan covenants, related litigation, and other events. In addition, certain of these companies have filed for bankruptcy protection. These events have had a disruptive effect on the market for securities of sub-prime automobile finance companies, have resulted in a tightening of credit to the sub-prime markets, and could lead to enhanced regulatory oversight. Furthermore, companies in the used vehicle financing market have been named as defendants in an increasing number of class action lawsuits brought by customers alleging violations of various federal and state consumer credit and similar laws and regulations. There can be no assurance that these trends and events will not have significant negative impact on the Company.

GEOGRAPHIC CONCENTRATION

         Company Dealership operations are currently located in Arizona, Georgia, California, Texas, Florida, Nevada, and New Mexico. Because of this concentration, the Company's business may be adversely affected in the event of a downturn in the general economic conditions existing in the Company's primary markets.

SENSITIVITY TO INTEREST RATES

         A substantial portion of the Company's financing income results from the difference between the rate of interest it pays on the funds it borrows and the rate of interest it earns on the contracts in its portfolio. While the contracts the Company owns bear interest at a fixed rate, the indebtedness that the Company incurs under its Revolving Facility and certain other borrowings bear interest at a floating rate. In the event the Company's interest expense increases, it would seek to compensate for such increases by raising the interest rates on its Company Dealership contracts, increasing the acquisition discount at which it purchases portfolios in bulk, or raising the retail sales prices of its used cars. To the extent the Company was unable to do so, the Company's net interest margins would decrease, thereby adversely affecting the Company's profitability.

IMPACT OF USURY LAWS

         Historically, a significant portion of the Company's used car sales activities were conducted in, and a significant portion of the contracts the Company services were originated in, Arizona, which does not impose limits on the interest rate that a lender may charge. However, the Company has expanded, and will continue to expand, its operations into states that impose usury limits, such as Florida and Texas. The Company attempts to mitigate these rate restrictions by raising the retail prices of its used cars or purchasing contracts originated in these states at a higher discount. The Company's inability to mitigate rate restrictions in states imposing usury limits would adversely affect the Company's planned expansion and its results of operations. There can be no assurance that the usury limitations to which the Company is or may become subject or that additional laws, rules, and regulations that may be adopted in the future will not adversely affect the Company's business.

DEPENDENCE UPON KEY PERSONNEL

         The Company's future success will depend upon the continued services of the Company's senior management as well as the Company's ability to attract additional members to its management team with experience in the used car sales and financing industry. The unexpected loss of the services of any of the Company's key management personnel, or its inability to attract new management when necessary, could have a material adverse effect upon the Company. The Company has entered into employment agreements (which include non-competition provisions) with certain of its officers. The Company does not currently maintain any key person life insurance on any of its executive officers.

CONTROL BY PRINCIPAL STOCKHOLDER

         Mr. Ernest C. Garcia, II, the Company's Chairman, Chief Executive Officer, and principal stockholder, holds approximately 29.4% of the outstanding Common Stock (considering the effect of the exchange offer), including 136,500 shares held by The Garcia Family Foundation, Inc., an Arizona non-profit corporation, and 20,000 shares held by Verde Investments, Inc., a real estate investment corporation, controlled by Mr. Garcia. As a result, Mr. Garcia has a significant influence upon the activities of the Company, as well as on all matters requiring approval of the stockholders, including electing or removing members of the Company's Board of Directors, causing the Company to engage in transactions with affiliated entities, causing or restricting the sale or merger of the Company, and changing the Company's dividend policy.

POTENTIAL ANTI-TAKEOVER EFFECT OF PREFERRED STOCK

         The Company's Certificate of Incorporation authorizes the Company to issue "blank check" Preferred Stock, the designation, number, voting powers, preferences, and rights of which may be fixed or altered from time to time by the Board of Directors. Accordingly, the Board of Directors has the authority, without stockholder approval, to issue Preferred Stock with dividend, conversion, redemption, liquidation, sinking fund, voting, and other rights that could adversely affect the voting power or other rights of the holders of the Common Stock. The Preferred Stock could be utilized, under certain circumstances, to discourage, delay, or prevent a merger, tender offer, or change in control of the Company that a stockholder might consider to be in its best interests. Although the Company has no present intention of issuing any shares of its authorized Preferred Stock, there can be no assurance that the Company will not do so in the future.

REGULATION, SUPERVISION, AND LICENSING

         The Company's operations are subject to ongoing regulation, supervision, and licensing under various federal, state, and local statutes, ordinances, and regulations. Among other things, these laws require that the Company obtain and maintain certain licenses and qualifications, limit or prescribe terms of the contracts that the Company originates and/or purchases, require specified disclosures to customers, limit the Company's right to repossess and sell collateral, and prohibit the Company from discriminating against certain customers. The Company is also subject to federal and state franchising and insurance laws.

         The Company believes that it is currently in substantial compliance with all applicable material federal, state, and local laws and regulations. There can be no assurance, however, that the Company will be able to remain in compliance with such laws, and such failure could result in fines or interruption or cessation of certain of the business activities of the Company and could have a material adverse effect on the operations of the Company. In addition, the adoption of additional statutes and regulations, changes in the interpretation of existing statutes and regulations, or the Company's entrance into jurisdictions with more stringent regulatory requirements could have a material adverse effect on the Company.

TRADING OF COMPANY COMMON STOCK

         The market price of the Common Stock has been and may continue to be volatile in response to such factors as, among others, variations in the anticipated or actual results of operations of the Company or other companies in the used car sales and finance industry, changes in conditions affecting the economy generally, analyst reports, or general trends in the industry.